Exhibit 99.1

Enabling Breakthrough Immunomodulation Approaches to Enhance the Functionality of Treg - Based Therapies NASDAQ: TLSAx

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Investment Highlights

Innovative, clinically-validated, drug delivery platform based on immunomodulating approaches
Recent clinical data support the MOA

Global IP protection of antibody formulation technology until 2040, can be applied across different molecules
Strong IP protection for lead assets Milciclib and Foralumab

Partnership with Precision Biosciences for lymphodepletion ahead of CAR-T procedures.
Collaboration ongoing

Targeting the global $150+ billion market for antibody treatments[1]
Clinical data validate MOA for nasal administration

Experienced scientific advisory board and management team that has brought four drugs to market
Demonstrated Bench to market experience

Source: [1] Lu et al. Journal of Biomedical Science (2020) 27:1

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Tiziana Life Sciences Overview | June 2022 4 Antibody Administration: Switching From IV and SC To Oral, Nasal And Inhaled Routes for Immunomodulating Therapies A Revolutionary Platform Benefits of non - systemic dosing • Improved patient compliance • Local activity instead of systemic distribution; may minimize side effects • Anticipated lower cost of goods and lower price of administration Today’s Options for Antibody Administration are Subcutaneous or Intravenous (IV) Foralumab Nasal administration Multiple Sclerosis Neurodegenerative diseases TZLS - 501 Anti - IL6R Direct delivery to lungs with a portable inhaler for pulmonary diseases Foralumab Oral administration For Crohn’s Disease IBD platform enables… The

Tiziana Life Sciences Overview | June 2022 5 Positive Data From Five Clinical Studies Completed Our P i p eline Subject PC IND Phase 1/IAP Phase 2 Phase 3 FORALUMAB Fully human anti - CD3 mAb Intranasal Oral Subcutaneous ANTI IL - 6 RECEPTOR Fully human mAb Inhalation Oral Progressive Multiple Sclerosis (expanded program) Enteric Coated Oral Capsules for Crohn’s Disease Ongoing IAP, 6 months data showed positive clinical response MILCICLIB Pan - CDK inhibitor Interstitial Lung Disease Milciclib + Gemcitabine in NSCLC Kras + mutants Crohn’s Disease Type 1 Diabetes Pulmonary Fibrosis

Lead Asset: Foralumab The only fully human anti - CD3 monoclonal antibody in clinical studies Non - FC binding anti - CD3 antibody mutations expected to have improved safety profile

Foralumab is the Only Fully Human Anti-CD3 mAb in Clinical Trials

CD3-specific Monoclonal Antibodies in Clinical Development



OKT3
Muromonab*
ChAglyCD3
Otelixizumab
(Ala-Ala)
hOKT3γ1
Teplizumab
Nuvion
Visilizumab
Foralumab
IgG2a
IgG1
N297/A
IgG2
L234/A, L235A
IgG2
L234/A, V237/A
IgG1
L234/A, V335E
Fully Murine
Chimeric & Humanized
Humanized
Humanized
Fully Human



MS
IBD
T1D
CAR-T
Rheumatoid Arthritis
Lupus
Psoriasis
NASH

*Approved by the FDA for solid organ transplantation immuno-suppression

Rodent Origin

Human Origin

* Point Mutation

Adapted from: Kuhn, Chantal, and Howard L. Weiner. "Therapeutic anti-CD3 monoclonal antibodies: from bench to bedside." Immunotherapy 8.8 (2016): 889-906.

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Tiziana Life Sciences Overview | June 2022 8 Our Therapeutic Approach Tregs Production and Enhance their Functionality Foralumab Facilitates Locally Targeted Immunomodulation to Improve Augment Tregs production Enhance Tregs Functionality Foralumab intranasal administration to facilitate local activity Site targeted local immunomodulation

The binding of foralumab to the T-cell receptor complex, through either the nasal or oral route, results in suppression of effector T-cells involved in various inflammatory and autoimmune diseases along with a reduction in inflammatory cytokines and increase in Tregs anti-inflammatory cytokines.



Intranasal or Oral Foralumab
Nasal or Gut Lumen
Uptake
Binding
CD4+
Signaling
Dendritic Cell
LAP induction
CD4+ LAP+ (Th3)
IL-10
TGF-β
IL-10
Tr1
γδ T cell
CD4+ FoxP3+ (Treg)
FoxP3 induction
CD4+ FoxP3-
CD8+ Treg
Inhibition
Effector T cell
Anti-CD3 mAb
CD3/TCR complex
Cytokines

Foralumab: Clinical Proof of Concept for Intranasal Delivery First Demonstrated in Mild-to-Moderate COVID-19

The First Validation That Intranasally Administered Foralumab is Well-tolerated and the Treatment Provides Clinical Benefits



*Eligibility Confirmation
Foralumab treatment + Patient reported outcome
-2 Days
Hospital Visit
0
1
3
Dexa
5
10 Days
END of Treatment
13
Hospital Visit
Medical Exam
*CT Scan
Blood and Swab Collection Medical Exam *CT Scan
Blood Collection
Blood Collection

Results: Biomarkers measured via cytokines and C-reactive proteins

Cohort *Evaluable patients*	Lung CT Scan *% Improvement*	Cytokine IL-6 *% Reduction*	C-Reactive Protein *% Reduction*
Control, n=14	*43*	*37*	*40*
Foralumab + Dexa, n=12	*75*	*41*	*55*
Foralumab, n=10	**80**	**69**	**85**

CT Scan of Patients' Lungs



Day -2
Day 13
Control
Foralumab /Dexa
Foralumab
I
II
III
IV
V
VI

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Tiziana Life Sciences Overview | June 2022 11 Upfront payments • Multiple payments commensurate with meeting specified successful milestones • Royalties • Additional royalty options for subsequently developed CAR - T products • Precision to be responsible for the development, commercialization and costs for use of foralumab First foralumab Program to be Tested Will be in Combination with an Anti - CD19 CAR - T Precision Biosciences (Nasdaq: DTIL) Licensing Collaboration Validates Our Technology • Exclusive agreement allowing Precision to explore Tiziana’s fully human anti - CD3 monoclonal antibody ( mAb ), foralumab, as an agent to induce tolerance of allogeneic CAR - T cells to potentially improve the clinical outcome of Precision’s CAR - T cell therapy programs • Foralumab to be used as a potential mild pre - conditioning and lymphodepleting agent to replace or reduce doses of cyclophosphamide/fludarabine (Cy/Flu)

Tiziana Life Sciences Overview | June 2022 12 LifeSci Venture Partners Provides active guidance and differentiated support to enhance portfolio companies’ probability of success Intranasal F oralumab for Treatment of Neurodegenerative Diseases (Multiple Sclerosis) Intranasal Local action with improved safety and lowered dosing Fully Human Anti - CD3 mAb

Tiziana Life Sciences Overview | June 2022 13 An Innovative Approach to Penetrate the Blood Brain Barrier (BBB) Intranasally - Administered Foralumab for Neurodegenerative Diseases

Intranasally Administered Foralumab in SPMS Patient: 6-Month Treatment Data

Two patients were dosed with intranasal foralumab M-W-F for two weeks with a subsequent 1-week washout period for 6-month period. Data consistent with 3-month period.

Positive Results: The regimen was well-tolerated with associated beneficial clinical and biomarker changes

Clinical Results

PET imaging data

- Indicated continued inhibition of microglial cell activation
- The reduction in microglial activation was seen in all parts of brain
- Suppression of microglial activation further increased after six months of treatment

Clinical Test Evaluation

- Improvement in Timed 25-Foot Walk Test (T25FW)
- 9-Hole Peg Test (9HPT)
- Symbol Digit Modality Test (SDMT)

Biologic Response

Biomarker changes

Downregulated serum levels of pro-inflammatory cytokines*, including:

- Interferon-gamma (IFN-g)
- Interleukin (IL)-18
- IL-1b
- IL-6

*These biomarkers are known to be associated with multiple sclerosis pathogenesis and progression

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Tiziana Life Sciences Overview | June 2022 15 Assessment of Inhibition of Microglial Activation by PET Imaging Following Treatment with Nasally Administered Foralumab in First SPMS Patient

Tiziana Life Sciences Overview | June 2022 16 Graph Depicting Microglial Activation PET Signal in Different Regions of the Brain at Various Time Points

Tiziana Life Sciences Overview | June 2022 17 Intranasally Administered Foralumab in SPMS Patient: 6 - Month Treatment Data *Percent reduction is based on changes from baseline in SUVR - 1, a surrogate index for PET binding potential. SUVR=Standardized U ptake Value Ratio, calculated with reference to a pseudo reference region in cerebral white matter that showed minimal change in PET SUV, across time points. WHOLE BRAIN CEREBRAL CORTEX THALAMUS WHITE MATTER CEREBELLUM 3 mon3 MONTHS3 month - 23% - 23% - 20% - 25% - 22% 6 MONTHS - 38% - 38% - 50% - 36% - 38% Percent Reduction* in Microglial PET Signal After Starting Intranasal Foralumab as Compared to Baseline, in Whole Brain and Selected Brain Regions The clinical data from the second patient is consistent with clinical data from the first patient. These results confirm that intranasally administered foralumab produces positive clinical responses 3 months 6 months WHOLE BRAIN CEREBRAL CORTEX THALAMUS WHITE MATTER CEREBELLUM - 23% - 38% - 23% - 38% - 20% - 50% - 36% - 25% - 22% - 38%

Tiziana Life Sciences Overview | June 2022 18 LifeSci Venture Partners Provides active guidance and differentiated support to enhance portfolio companies’ probability of success Other Potential CNS - related Indications (Alzheimer’s and ALS) Intranasal anti - CD3 provides a unique approach for treating progressive neurologic diseases by modulating microglial cells. The intranasal route of immunotherapy has minimal toxicity and induces regulatory T cells locally, that then migrate to the brain to dampen brain inflammation.

Tiziana Life Sciences Overview | June 2022 19 Study Presented at the Alzheimer’s Association International Conference® (AAIC®) Proof - of - Concept Demonstrated in Alzheimer’s Disease In this study animal models of Alzheimer’s disease (AD) demonstrated that microglia activity was restored and cognition was improved following the dosing of intranasal anti - CD3 monoclonal antibody. • Clinical measures were assessed in the mouse models using the Y - maze and Morris water maze tests which showed improvements in cognition. Biological improvements were also observed based on restoration of genetic phenotypes as measured by the presence of homeostatic microglia genes detected by Nanostring . In addition, it was found that intranasal anti - CD3 induced the migration of regulatory T cells (Tregs) to the brain which then interacted with microglia. • Alzheimer’s is another potentially valuable application of anti - CD3 based on its ability to stimulate the immune system to promote homeostatic microglial cells while decreasing degenerative microglial cells in the brain. “Treatment of Alzheimer’s disease by modulation of microglial neuroinflammation by nasal anti - CD3 mAb ” (presented by Weiner, M.D., Co - Director of the Ann Romney Center for Neurologic Disease at the Brigham and Women’s Hospital (BWH) and Chairman of Tiziana's Scientific Advisory Board)

Tiziana Life Sciences Overview | June 2022 20 IND for Intranasal Foralumab in Alzheimer’s Planned Submission Q2/Q3 2023 Receive an affirmative written response from the FDA on a Pre - Investigational New Drug Application (PIND) Submit an Investigational New Drug Application (IND) to conduct a Phase 1 study intranasal foralumab in Alzheimer's disease patients Planned IND filing by Q3 2023 upon the completion of requested toxicology studies Start Phase 1 program in 2H of 2023

Tiziana Life Sciences Overview | June 2022 21 Intranasal Foralumab in Amyotrophic Lateral Sclerosis (ALS) • In September, a Lawrence & Isabel Barnett Drug Development Program Grant was awarded to the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital (BWH) by the ALS Association • This prestigious research grant supports the study of an intranasal anti - CD3 monoclonal antibody ( mAb ) in an animal model of Amyotrophic Lateral Sclerosis (ALS). • The grant will allow further study the role of intranasal anti - CD3 mAb in dampening the microglial activation which amplifies ALS disease progression. ALS patients have limited therapeutic options and high unmet need “We have now seen the potential of intranasal foralumab to dampen microglial activation in three major neuroinflammatory - related diseases, which creates significant optionality for exploring its benefits in some of the most important and burdensome medical conditions of our time.”

Tiziana Life Sciences Overview | June 2022 22 LifeSci Venture Partners Provides active guidance and differentiated support to enhance portfolio companies’ probability of success Oral Foralumab for Inflammatory Bowel Diseases (Crohn’s Disease) Oral capsules Foralumab , a fully human anti - CD3 mAb

Tiziana Life Sciences Overview | June 2022 23 Orally - Administered Foralumab in Phase 1a Trial in Healthy Volunteers Clinical results Single ascending dose, double - blind, placebo - controlled study in healthy subjects Foralumab administered at 1.25, 2.5 and 5.0 mg/dose in enteric - coated capsules Well - tolerated at all doses tested and no drug - related safety issues observed No systemic absorption of orally administered foralumab Capsule ta k en o r ally

Tiziana Life Sciences Overview | June 2022 24 Oral Foralumab Dosing (n=8) Phase 1B Study Design in Crohn’s Disease Primary Endpoints Safety Tolerability Clinical and immune signal responses 2 nd Review by Safety Monitoring Committee Dosing period 2.5mg daily One week break Follow up period Day 0 N=6 foralumab N=2 placebo Day 5 Day 12 Day 28 Final Evaluation If safety issues arise, reduce dose to 1.25 mg and continue dose through day 28 Dose increase to 5.0 mg 2.5 mg or 5 mg Stool calprotectin biomarker assessed for clinical response 1 st Review by Safety Monitoring Committee Continue dose through day 28 *

Validated Proof of Concept for Oral Administration of OKT3, an Anti-CD3 mAb in Ulcerative Colitis

Key Findings

- OKT3 was approved for renal transplantation patients but is now off the market due to toxicity concerns
- Prof. Snapper, et al., of Harvard Medical School conducted an exploratory study with oral OKT3 treatment in patients with ulcerative colitis, an inflammatory bowel disease


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- Biologic response of increased proliferation and anti-inflammatory gene expression profile in peripheral blood mononuclear cells
- 3 of 6 patients had a clinical response including one patient in clinical remission
- Treatment was well-tolerated with no serious treatment-related adverse events
- Patients with moderate-to-severe ulcerative colitis received oral OKT3, a fully-murine anti-CD3 mAb once daily for 30 days

* Boden, E. K., Canavan, J. B., Moran, C. J., McCann, K., Dunn, W. A., Farraye, F. A., Ananthakrishnan, A. N., Yajnik, V., Gandhi, R., Nguyen, D. D., Bhan, Aantibodies. K., Weiner, H. L., Korzenik, J. R., Snapper, S. B. Immunologic alterations associated with oral delivery of anti-CD3 (OKT3) monoclonal in patients with moderate-to-severe ulcerative colitis. Crohn's & Colitis 360 (2019). 183: 240-246.

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Tiziana Life Sciences Overview | June 2022 26 LifeSci Venture Partners Provides active guidance and differentiated support to enhance portfolio companies’ probability of success Oral Milciclib for NSCLC Broad - spectrum inhibitory activities of milciclib on CDKs are favorable Milciclib CDK 5 CDK2 CDK1 CDK 4 CDK7 S p ecific ally downregulates miR - 221/miR - 222 pair and c - myc .

Tiziana Life Sciences Overview | June 2022 27 Phase 1 Study of Milciclib + Gemcitabine in Refractory Solid Tumors Trial Design 16 Patients with refractory solid tumors Treated with oral milciclib at three dose levels (45, 60, and 80 mg/m 2 /day) With a fixed dose of IV gemcitabine (1000 mg/m 2 /day) Milciclib was well - tolerated with manageable side effects Overall response rate was 36% Clinical activity was observed in patients with variety of solid cancers who were non - responders to all existing chemo therapy Recommended Phase 2 dose (RPD) found to be 80mg/m 2 /day Results Swimmer plot showing treatment duration. Tumor type was indicated for patients having a prolonged stable disease or a partial response. M = milciclib G = gemcitabine Cancer Chemotherapy and Pharmacology , June 2017, 79(6), 1257 - 1265

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